FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                           No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

AstraZeneca acquires CinCor for cardiorenal asset

24 February 2023 14:05 GMT

Acquisition of CinCor Pharma complete

AstraZeneca announced today the successful completion of the acquisition of CinCor Pharma, Inc. (CinCor), a US-based clinical-stage biopharmaceutical company, focused on developing novel treatments for resistant and uncontrolled hypertension as well as chronic kidney disease.

The acquisition bolsters AstraZeneca's cardiorenal pipeline by adding baxdrostat (CIN-107), an aldosterone synthase inhibitor (ASI) for blood pressure lowering in treatment-resistant hypertension, to its cardiorenal portfolio.

Baxdrostat represents a potentially leading next-generation ASI as it is highly selective for aldosterone synthase and spares the cortisol pathway in humans1. The opportunity also brings the potential for combination with Farxiga and complements AstraZeneca's strategy to provide added benefit across cardiorenal diseases, where there is a high unmet medical need.

The acquisition was completed through a tender offer to purchase all outstanding shares of CinCor for approximately $1.3bn upfront. As part of the transaction, AstraZeneca acquired the cash and marketable securities on CinCor's balance sheet, which totalled approximately $500 million as of the closing, excluding transaction-related expenses. Under the terms of the agreement, CinCor shareholders also received a non-tradable contingent value right, payable upon a specified regulatory submission of a baxdrostat product. Combined, the upfront and contingent value payments represent, if achieved, a transaction value of approximately $1.8bn. As of the expiration of the tender offer, 39,580,275 shares of CinCor were validly tendered and not validly withdrawn from the tender offer, representing approximately 86.3% of the outstanding shares of common stock of CinCor, and such shares have been accepted for payment in accordance with the terms of the tender offer. CinCor's shares will be delisted from the Nasdaq Stock Market, and CinCor will terminate its registration under the U.S. Securities Exchange Act of 1934 as soon as practicable following completion of the acquisition.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or "forward-looking statements," including with respect to AstraZeneca's acquisition of CinCor. Such forward-looking statements include, but are not limited to, AstraZeneca's and CinCor's beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca's acquisition of CinCor, the potential effects of the acquisition on both AstraZeneca and CinCor, as well as the expected benefits and success of baxdrostat and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca's and CinCor's management and are subject to significant risks and uncertainties. There can be no guarantees that baxdrostat or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, the possibility that the milestone related to the contingent value right will not be achieved; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor CinCor undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca's Annual Report on Form 20-F for the year ended 31 December 2022, CinCor's Annual Report on Form 10-K for the year ended 31 December 2021 and CinCor's Quarterly Reports on Form 10-Q for the three months ended 31 March 2022, 30 June 2022 and 30 September 2022, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and CinCor with the SEC are available at the SEC's Internet site (www.sec.gov).

Notes

Baxdrostat (CIN-107)
Baxdrostat is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland, in development for patient populations with significant unmet medical needs, including treatment-resistant hypertension, primary aldosteronism and chronic kidney disease. Baxdrostat selectively targets aldosterone synthase, which is encoded by the CYP11B2 gene while having a much lower affinity for the blocking activity of 11ß-hydroxylase, the enzyme responsible for cortisol synthesis, which is encoded by the CYP11B1 gene. In clinical trials, baxdrostat was observed to significantly lower aldosterone levels without affecting cortisol levels, across a wide range of doses1.

In patients with treatment-resistant hypertension, a key focus area, baxdrostat met the primary endpoint in the BrigHTN Phase II trial showing a statistically significant reduction in systolic blood pressure (SBP) after a 12-week treatment period1,2. Baxdrostat did not meet the primary endpoint of showing a statistically significant reduction in SBP at eight weeks in the HALO Phase II trial in patients with uncontrolled hypertension3,4. Baxdrostat was well tolerated in both trials. Two additional Phase II trials are ongoing in hypertensive patients with primary aldosteronism (Spark-PA)5 and in chronic kidney disease (CKD)6. A Phase III trial of baxdrostat is planned to start in treatment-resistant hypertension during the first half of 2023.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Farxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas7-9. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and chronic kidney disease (CKD)10-13.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Freeman MW, et al. (2022) Phase 2 Trial of Baxdrostat for Treatment-Resistant Hypertension. NEJM, DOI: 10.1056/NEJMoa2213169.
2.   A Study of CIN-107 in Adults With Treatment-Resistant Hypertension (rHTN) (BrigHTN). Available from: https://www.clinicaltrials.gov/ct2/show/NCT04519658?term=cin-107&draw=2&rank=2 [Last accessed 28 Dec 2022]
3.   CinCor Pharma Announces Topline Data for Phase 2 HALO Trial Evaluating Selective Aldosterone Synthase Inhibitor Baxdrostat in Uncontrolled Hypertension. Available from: https://www.cincor.com/news-releases/news-release-details/cincor-pharma-announces-topline-data-phase-2-halo-trial [Last accessed 30 Dec 2022].
4.   A Study of CIN-107 in Patients With Uncontrolled Hypertension Receiving 1 Antihypertensive Agent (HALO). Available from: https://www.clinicaltrials.gov/ct2/show/NCT05137002?term=cin-107&draw=2&rank=1 [Last accessed 28 Dec 2022]
5.   A Study of CIN-107 in Adults With Primary Aldosteronism (spark-PA). Available from: https://www.clinicaltrials.gov/ct2/show/NCT04605549?term=cin-107&draw=2&rank=3 [Last accessed 28 Dec 2021]
6.   A Study to Evaluate CIN-107 for the Treatment of Patients With Uncontrolled Hypertension and Chronic Kidney Disease. Available from: https://clinicaltrials.gov/ct2/show/NCT05432167?term=CIN-107&draw=2&rank=4 [Last accessed 28 Dec 2022].
7.   McMurray JJV, et al. (2019) Dapagliflozin in patients with heart failure and reduced ejection fraction. NEJM, 381(21):1995-2008.
8.   Heerspink HJL, et al. (2020) Dapagliflozin in patients with chronic kidney disease. NEJM, 383(15):1436-46.
9.   Wiviott SD, et al. (2019) Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. NEJM, 380(4):347-57.
10.  Mayo Clinic [Internet]. Heart failure [cited 2022 Nov 23]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
11.  Vos T, et al. (2017) Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet, 390(10100):1211-59.
12.  Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html [Last accessed 28 Dec 2022].
13.  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease [Last accessed 28 Dec 2022].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 February 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary